Exhibit 2

CONFIDENTIAL

DEFERRED CONSIDERATION AGREEMENT

This DEFERRED CONSIDERATION Agreement (this “Agreement”) is entered into as of January 5, 2026, by and between Mobileye Vision Technologies Ltd. (“MBLY Vision”), Mobileye Global Inc. (“MBLY Global”, and together with MBLY Vision, the “Buyers”, and each, a “Buyer”) and Prof. Amnon Shashua (the “Founder”). Capitalized terms used in this Agreement and not otherwise defined herein have the meanings given to such terms in the Share Purchase Agreement (as defined below).

Recitals

A.            (i) Buyers, (ii) the Founder and other shareholders of Mentee Robotics Ltd. (the “Company” and the “Sellers”, respectively), (iii) the Company, and (iv) Shareholder Representative Services LLC, solely in its capacity as the Sellers’ representative, have entered into that certain Share Purchase Agreement, dated as of the date hereof (the “Share Purchase Agreement”), which provides (subject to the terms and conditions set forth therein) for the acquisition of all of the issued and outstanding shares of the Company by Buyers, including from the Founder (the “Acquisition”).

B.            Section 2.4(c) of the Share Purchase Agreement provides that the Deferred Consideration payable by MBLY Global shall be deposited at the Closing with the 104H Trustee in its capacity as the Deferred Consideration Trustee (or with the Paying Agent to be then remitted to the Deferred Consideration Trustee), and shall be payable to the Founder only upon the terms and subject to the conditions set forth in this Agreement. Any reference hereunder to the Deferred Consideration Trustee, shall mean the 104H Trustee in its capacity as the Deferred Consideration Trustee.

Agreement

The parties to this Agreement, intending to be legally bound, hereby agree as follows:

1.	Definitions

1.1            “Affiliated Entity” means any subsidiary or Affiliate of any of the Company or the Buyers.

1.2            “Affiliation” means the Founder’s engagement or employment with, or service to, any Group Member in an Applicable Capacity.

1.3            “Applicable Capacity” means any of the following capacities: (a) an employee of any Group Member; (b) a consultant, advisor or independent contractor of any Group Member; or (c) an officer or member of the board of directors of any Group Member (or equivalent governing body).

1.4            “Cause” means the Founder’s termination of Affiliation by an Engaging Entity due to: (a) the Founder’s willful unauthorized use of any trade secrets or proprietary or confidential information of any Group Member; (b) the Founder’s conviction of or plea of nolo contendere to a felony (excluding any vehicular or non-duty related minor offenses) or a crime involving moral turpitude, that has had, will have or would reasonably be expected to have an adverse effect on any Group Member’s reputation or business; (c) the Founder’s committing an act of fraud against any Group Member; (d) the Founder’s willful misconduct that has had, will have or would reasonably be expected to have an adverse effect on any Group Member’s reputation or business; (e) Founder’s willful violation of any material provision of any written policy of the applicable Engaging Entity, including, without limitation, the Engaging Entity’s published code of conduct, securities trading policy and other material written policies, provided that the Founder shall have been delivered a copy of such policies or notice that they have been posted on a website prior to such compliance failure; (f) the Founder’s willful and repeated failure or refusal to attempt to perform the Founder’s duties to the applicable Engaging Entity (including, as applicable, duties as a service provider, officer, director or committee member); (g) the Founder’s breach of any non-compete and non-solicitation undertaking or covenant (whether or not enforced by a court of competent jurisdiction); (h) circumstances justifying the revocation of Founder's entitlement to severance pay under the Israeli Severance Pay Law, 5723-1963 (and if such law is not the applicable law, which would have caused such justification under the Israeli Severance Pay Law, 5723-1963, had it been applicable); in each case unless the Founder fully remedies any of the events referenced above no later than fifteen (15) days following delivery to the Founder of a written notice from the applicable Engaging Entity describing such failure in reasonable detail.

CONFIDENTIAL

1.5            “Continuous Disability Period” means any period during which the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, as demonstrated by a Medical Certification, provided that the existence of such circumstances alone during such period shall not constitute a Disability Event.

1.6            “Disability Event” means that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which has lasted for a continuous period of not less than twelve (12) months ; provided that the Founder shall not be considered to have a Disability Event unless the Founder furnishes such proof (including written certification supported by medical records from a reputable physician reasonably acceptable to the applicable Affiliated Entity or an Affiliate thereof) of the existence thereof in such form and manner, and at such times, as Buyer may reasonably require (“Medical Certification”).

1.7            “Engaging Entity” means the applicable Group Member with which the Founder has Affiliation.

1.8            “Full Termination of Affiliation” means a termination of Affiliation with an Engaging Entity, pursuant to which the Founder has no additional Affiliation with any other Group Member.

1.9            “Group Member” means any of the Buyers, the Company or an Affiliated Entity.

1.10          “Partial Termination of Affiliation” means a termination of Affiliation with an Engaging Entity, pursuant to which the Founder still has an Affiliation with the same or another Group Member.

1.11          “Qualified Position” means a position with a Group Member in any Applicable Capacity, provided that such position is within the field of expertise of the Founder, and for a fair salary (in Hebrew: שכר ראוי) comparable (to the extent possible) to such position in such Group Member, and further provided that if the Founder is offered with the same position and capacity as held immediately prior to Closing, then also with a fair salary (in Hebrew: שכר ראוי) that is not less favorable than paid to the Founder for such position prior to Closing.

2.	Deferred Consideration

2.1            The Founder hereby agrees that the Deferred Consideration shall be deposited at the Closing with the 104H Trustee in its capacity as the Deferred Consideration Trustee (or with the Paying Agent to be then remitted to the Deferred Consideration Trustee), which shall be released to the Founder on each applicable payment date following the Closing Date as set forth in the consideration schedule attached hereto as Annex A (the “Deferred Consideration Schedule”, and the “Installment Date”, respectively), or earlier date as provided in Sections 3.1.1, 3.1.6 and 3.3.1 below (each such earlier date, an “Earlier Installment Date”), contingent upon and subject to the terms and conditions set forth in this Agreement.

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2.2            All of the Deferred Consideration shall be deferred as of the Closing, shall be held by the Deferred Consideration Trustee, and shall be paid to the Founder solely in accordance with the terms and conditions of this Agreement.

2.3            Any respective portion of the Deferred Consideration that failed to become payable to the Founder pursuant to the terms and conditions of this Agreement, including pursuant to Section 3 below, shall be deemed permanently forfeited immediately after such failure. Upon such forfeiture, the Buyers shall be irrevocably entitled to receive immediately from the Deferred Consideration Trustee such forfeited portion of the Deferred Consideration, together with any accumulated but unpaid dividends thereon, which shall be delivered to the Buyers (or as the Buyers may direct) without any further action by the Founder (the “Forfeiture Provision”).

2.4            The Forfeiture Provision shall cease to have effect in respect of each portion of Deferred Consideration as of: (i) the applicable Installment Date, if the Founder has continuous Affiliation as of the Closing Date and until such applicable Installment Date, or (ii) an Earlier Installment Date (if any), meaning that such portion of Deferred Consideration will become payable to the Founder on such corresponding Installment Date or Earlier Installment Date, as may be applicable, without any interest and subject to any applicable tax withholding. Any such portion of the Deferred Consideration that has become payable pursuant to the Deferred Consideration Schedule, or upon an Earlier Installment Date (if applicable), is referred to as “Due Deferred Consideration”. For the avoidance of doubt, a Continuous Disability Period (until, if relevant, the Disability Event) shall be treated as continuous Affiliation for purposes of Deferred Consideration, provided that during the Continuous Disability Period there is no other termination of Affiliation in accordance with and subject to the terms and conditions hereunder.

2.5            The Founder will receive the payment of Due Deferred Consideration (without interest and subject to any applicable tax withholding) not later than five (5) Business Days after such Due Deferred Consideration becomes payable in accordance with the Deferred Consideration Schedule or an Earlier Installment Date, as may be applicable (the “Applicable Payment Date”), together with all Retained Dividend. Any shares released hereunder remain subject to any applicable restrictive legends and stop-transfer instructions that may then apply to all holders of MBLY Global Common Stock.

2.6            Prior to release, the Founder shall not exercise any voting or other rights with respect to the Deferred Consideration. Cash dividends with record dates prior to release shall be retained by the Deferred Consideration Trustee (“Retained Dividend”) and paid only upon, and to the extent of, the corresponding payment and release on the Applicable Payment Date. Such dividends shall be forfeited upon forfeiture of the underlying shares.

2.7            Notwithstanding anything to the contrary, the Deferred Consideration Trustee is authorized to sell or cause to be sold, or withhold, the minimum number of shares otherwise deliverable to satisfy applicable withholding in accordance with the provisions of the Share Purchase Agreement, including Section 2.4(g) thereof, and shall promptly remit the withheld amounts to the applicable Taxing Authority, provided however that the Buyers shall provide written notice to the Founder at least fourteen (14) calendar days prior thereto, and the Founder may elect, prior to the lapse of such fourteen (14) calendar days’ period, to pay the applicable withholding amounts in lieu of the sale of shares of MBLY Global Common Stock, provided further, that if the Founder does not deliver such payment until the lapse of such fourteen (14) calendar days’ period, the Deferred Consideration Trustee to act in accordance with this Section 2.7.

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3.	Termination of Affiliation

3.1	Termination of Affiliation by an Engaging Entity.

3.1.1            Upon Full Termination of Affiliation by an Engaging Entity, all of the then-remaining amount of the Deferred Consideration (the “Unvested Consideration”) shall become immediately vested and payable to the Founder.

3.1.2            Notwithstanding the foregoing, the Buyers (either directly or through any Group Member) shall be entitled, but not obligated, to deliver a written offer to the Founder of a Qualified Position (a “Qualified Position Offer”) within fourteen (14) calendar days following such Full Termination of Affiliation (the “Offer Period”, and the date upon which a Qualified Position Offer is made, the “Offer Date”).

3.1.3            In the event that a Group Member proposes the Founder a Qualified Position Offer within the Offer Period, the Founder shall be obligated to elect, by delivering a written notice to the proposing Group Member (an “Election”), within thirty (30) calendar days following the Offer Date (“Election Period”), whether to accept (an “Acceptance Notice”) or decline (a “Refusal Notice”) the Qualified Position Offer.

3.1.4            In the event that the Founder provides, within the Election Period, an Acceptance Notice, the Founder shall continue to be entitled to the Deferred Consideration in accordance with the Deferred Consideration Schedule, and subject to terms and conditions hereunder.

3.1.5            In the event that the Founder provides, within the Election Period, a Refusal Notice, or if the Founder makes an Election but not within the Election Period, the Unvested Consideration shall be deemed permanently forfeited, and Buyers shall be permanently entitled to receive the Unvested Consideration immediately from the Deferred Consideration Trustee.

3.1.6            In the event that no Group Member proposes the Founder a Qualified Position Offer within the Offer Period, the Unvested Consideration shall become immediately vested and payable to the Founder within five (5) Business Days following the lapse of the Offer Period.

3.1.7            Upon Partial Termination of Affiliation by an Engaging Entity, the Founder shall continue to be entitled to the Deferred Consideration in accordance with terms and conditions hereunder.

3.1.8            In the event of any termination of Affiliation for Cause, the Unvested Consideration shall be deemed permanently forfeited, and Buyers shall be permanently entitled to receive the Unvested Consideration immediately from the Deferred Consideration Trustee.

3.2	Termination of Affiliation by the Founder.

3.2.1            Upon Partial Termination of Affiliation by the Founder, the Founder shall continue to be entitled to the Deferred Consideration in accordance with terms and conditions hereunder.

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3.2.2            Upon Full Termination of Affiliation by the Founder, the Unvested Consideration shall be deemed permanently forfeited, and Buyers shall be permanently entitled to receive the Unvested Consideration immediately from the Deferred Consideration Trustee.

3.2.3            In such case of Full Termination of Affiliation by the Founder, the Buyers (either directly or through any Group Member) shall be entitled, but not obligated, to offer the Founder a position with any Group Member, and under such terms and conditions to be mutually agreed upon by the Buyers and the Founder. In the event that within thirty (30) calendar days following such Full Termination of Affiliation by the Founder, no such offer is made the Buyers, or that such an offer is made but the Buyers and the Founder are not able to reach within such thirty (30) calendar period a binding agreement of Affiliation with any Group Member, the Unvested Consideration shall be deemed permanently forfeited, and Buyers shall be permanently entitled to receive the Unvested Consideration immediately from the Deferred Consideration Trustee.

3.3	Termination of Affiliation in other Circumstances.

3.3.1            Upon the earlier of: (i) the Founder’s death, or (ii) the Founder’s Disability Event, all of the Unvested Consideration shall become immediately vested and payable to the Founder (or in the event of the Founder’s death, the Founder’s executor, administrator or permitted successor, as applicable).

3.3.2            The Deferred Consideration shall continue to become payable in accordance with the Deferred Consideration Schedule during any period in which the Founder is taking a leave of absence approved in advance and in writing by the Engaging Entity.

3.3.3            It is hereby agreed that in the event that the identity of the Engaging Entity changes to a direct or indirect Affiliate or subsidiary of the Buyers, pursuant to the mutual agreement of the Founder and the applicable Engaging Entity or pursuant to the decision of the Buyers, such event shall not be considered as termination of Founder’s Affiliation for the purposes of this Agreement.

4.	Miscellaneous

4.1            Notwithstanding anything to the contrary, forfeiture of the Unvested Consideration shall be effected by a written notice delivered to the Founder and the 104H Trustee in its capacity as the Deferred Consideration Trustee by either Buyer, setting forth the forfeiture, the number of shares being forfeited, and the basis for such forfeiture in reasonable detail.

4.2            This Agreement shall automatically terminate and be of no further force or effect upon the earlier of (i) the full payment of all Unvested Consideration to the Founder in accordance with the terms hereof, or (ii) the permanent forfeiture of all Unvested Consideration pursuant to this Agreement.

4.3            It is hereby acknowledged that notwithstanding that payment to Founder of the Deferred Consideration is subject to Founder’s continued Affiliation, the Deferred Consideration will be treated for all applicable Tax purposes as part of the consideration payable to Founder with respect to and solely for the Acquisition of Founder’s Company Shares under the Share Purchase Agreement, and does not constitute consideration for Founder’s past, present or future Affiliation or considered as part of Founder’s salary for any purposes, including for purposes of calculating disbursements to social benefits, pension fund and/or managers insurance and/or education fund, paid leave, or for calculating of severance pay or other payments derived from salary during Founder’s Affiliation or termination of Affiliation. The Buyers shall characterize the Deferred Consideration in its tax filings as consideration for the Founder’s shares within the transaction, and not as compensation for his employment. The Buyers will not claim a tax deduction in Israel in respect of the Deferred Consideration. The Deferred Consideration shall be subject to the terms of Tax Circular 5/2017 (Retention Mechanisms and Restrictions on Founders and Key Employees). Notwithstanding the foregoing, any tax implications deriving from payment of the Deferred Consideration shall be borne solely by the Founder.

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CONFIDENTIAL

4.4            The terms of Section 11.1 (Notices), Section 11.8 (Governing Law) and Section 11.9 (Arbitration) of the Share Purchase Agreement are incorporated herein, together with any necessary conforming changes.

4.5            This Agreement shall become effective only upon the Closing of the Acquisition, and shall become null and void upon termination of the Share Purchase Agreement in accordance with its terms.

4.6            Except as otherwise provided in the Share Purchase Agreement, the conditions to the obligations of Buyers to consummate the Acquisition are solely for the benefit of Buyers and may be waived by Buyers in their sole discretion without notice, liability or obligation to the Founder or any other Person.

4.7            This Agreement may not be amended or otherwise modified without the prior written consent of Buyers and the Founder.

4.8            In no event shall any provision of this Agreement or transaction contemplated hereby, give or be deemed to give the Founder any right to continued employment by, or any other affiliation with, any Group Member or affect in any manner the right of the applicable Engaging Entity to terminate the Founder’s Affiliation at any time.

4.9            The parties hereunder hereby acknowledge that: (i) each party has carefully read this Agreement; (ii) following the consummation of the Acquisition, this Agreement shall be enforceable by each party and each party shall be entitled to seek damages for any breach of this Agreement; (iii) the terms of this Agreement are irrevocable to the fullest extent provided under the laws of the State of Israel; (iv) each party has had adequate opportunity to consult with counsel prior to entering into this Agreement; and (v) the material terms of this Agreement may be disclosed to the other shareholders of the Company in connection with the approval of the Acquisition and such disclosure shall not constitute a breach of any non-disclosure or confidentiality undertaking of any of the parties.

4.10          The parties hereto each acknowledge and agree that this Agreement is binding upon, inures to the benefit of, and is enforceable by, the parties hereto and their respective successors and assigns. Without the prior written consent of Buyers, the Founder shall not have the right to assign, pledge, hypothecate or otherwise transfer, in whole or in part, its rights or obligations under this Agreement.

4.11          This Agreement, together with the Share Purchase Agreement and the documents and instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all the exhibits and schedules attached hereto or thereto constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, with respect to the Deferred Consideration. In the event of any conflict or inconsistency between the terms of this Agreement and the Share Purchase Agreement (or any document referenced therein), the terms of this Agreement shall prevail solely with respect to the subject matter hereof.

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4.12          This Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

4.13          If any provision of this Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable to the extent of such illegality, invalidity or unenforceability and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

[SIGNATURE PAGE FOLLOWS]

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CONFIDENTIAL

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first written above.

MOBILEYE VISION TECHNOLOGIES LTD.

By:	/s/ Safroadu Yeboah-Amankwah
Name:	Safroadu Yeboah-Amankwah
Title:	Authorized Signatory

By:	/s/ Nimrod Nehushtan
Name:	Nimrod Nehushtan
Title:	EVP Business Development and Strategy

[Signature Page to Deferred Contingent Consideration Agreement]

CONFIDENTIAL

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first written above.

MOBILEYE GLOBAL INC.

By:	/s/ Safroadu Yeboah-Amankwah
Name:	Safroadu Yeboah-Amankwah
Title:	Chair of the Board of Directors

By:	/s/ Nimrod Nehushtan
Name:	Nimrod Nehushtan
Title:	EVP Business Development and Strategy

[Signature Page to Deferred Contingent Consideration Agreement]

CONFIDENTIAL

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first written above.

MOBILEYE VISION TECHNOLOGIES LTD.

By:
Title:

MOBILEYE GLOBAL INC.

By:
Title:

/s/ Prof. Amnon Shashua
FOUNDER

Name:	Prof. Amnon Shashua

[Signature Page to Deferred Contingent Consideration Agreement]

CONFIDENTIAL

Annex A

Deferred Consideration Schedule

Date of Installment	Percentage of the Deferred Consideration
Two (2) year anniversary of the Closing Date	50%
Four (4) year anniversary of the Closing Date	50%